UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2004

Commission File Number 000-31102

                                  Hemosol Inc.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

             2585 Meadowpine Boulevard, Mississauga, Ontario L5N 8H9
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  X  Form 40-F
          ---           ---
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes     No  X
    ---    ---
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b): 82-___________________.

                                EXPLANATORY NOTE

On January 15, 2004, Hemosol Inc. ("Hemosol") filed with the Commission a report on Form 6-K in which Hemosol announced that it received a final receipt from the Ontario Securities Commission on behalf of the securities commissions in the Provinces of Ontario and Alberta for its short form prospectus dated January 13, 2004. The securities offered in such short form prospectus have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States or to a U.S. person absent registration or an applicable exemption from registration. Hemosol is hereby furnishing, for informational purposes, the short form prospectus which contains certain information concerning Hemosol which has not been previously publicly disclosed by way of a press release or other announcement.

The following is included in this Report on Form 6-K:

           1. Short-Form Prospectus dated January 13, 2004.

INFORMATION HAS BEEN INCORPORATED BY REFERENCE IN THIS SHORT FORM PROSPECTUS FROM DOCUMENTS FILED WITH SECURITIES COMMISSIONS OR SIMILAR AUTHORITIES IN CANADA. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Hemosol Inc. at 2585 Meadowpine Boulevard, Mississauga, Ontario, L5N 8H9, telephone number (905) 286-6200.

This short form prospectus constitutes a public offering of the securities offered hereunder only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. NO SECURITIES REGULATORY AUTHORITY HAS EXPRESSED AN OPINION ABOUT THESE SECURITIES AND IT IS AN OFFENCE TO CLAIM OTHERWISE. The securities offered hereunder have not and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any state securities laws and may not be offered or sold within the United States, or to or for the account or benefit of a United States person as defined in Regulation S under the 1933 Act, unless registered under the 1933 Act and applicable state securities laws or unless an exemption from such registration is available. See "Private Placement and Plan of Distribution".

                              SHORT FORM PROSPECTUS

New Issue                                                      January 13, 2004
---------

                             --------------------

                                  HEMOSOL INC.


                             --------------------

                                UP TO $5,881,350

UP TO 7,841,800 COMMON SHARES AND UP TO 3,920,900 COMMON SHARE PURCHASE WARRANTS
              ISSUABLE ON EXERCISE OF OUTSTANDING SPECIAL WARRANTS

THE OFFERING

           Hemosol Inc. ("Hemosol" or the "Company") is hereby qualifying for distribution up to 7,841,800 common shares of the Company (the "Common Shares") and up to 3,920,900 common share purchase warrants (the "Warrants") issuable upon exercise of 7,200,000 issued and outstanding Series A special warrants (the "Series A Special Warrants"), and, if the exercise of 641,800 issued and outstanding Series B special warrants (the "Series B Special Warrants") is approved by the Company's shareholders at a special meeting to be held on January 22, 2004 (the "Shareholder Approval"), the Series B Special Warrants (the Series B Special Warrants, together with the Series A Special Warrants, the "Special Warrants"). The Special Warrants were sold to subscribers on a private placement basis (the "Offering") in the Provinces of Ontario and Alberta on November 28, 2003 (the "Closing Date"), pursuant to prospectus exemptions under applicable securities legislation, through Loewen, Ondaatje, McCutcheon Limited and Vengate Capital Partners Company (together, the "Agents"). The Company received the proceeds of the Offering on the Closing Date, other than the proceeds for the Series B Special Warrants, which were placed in escrow pending receipt of the Shareholder Approval and which will be returned to holders of Series B Special Warrants if such Shareholder Approval is not obtained. This short form prospectus also qualifies the distribution of 360,000 Compensation Options and, if Shareholder Approval is received, an additional 32,090 Compensation Options issuable to the Agents upon the exercise of the Broker Warrants granted to them pursuant to the Agency Agreement (as such terms are defined herein).

See note (1) below and "Description of Securities - Broker Warrants and Compensation Options". The price of the Special Warrants was determined by negotiation between the Company and the Agents. The Special Warrants are not available for purchase pursuant to this short form prospectus and no additional funds are to be received by the Company from the distribution of the Common Shares and Warrants issuable upon exercise of the Special Warrants.



                                ----------------

                       PRICE: CDN$0.75 PER SPECIAL WARRANT

                                ----------------


      ----------------------------------- ----------------------------- --------------------------- --------------------------
                                                                                                          NET PROCEEDS
                                              PRICE TO SUBSCRIBERS           AGENTS' FEES(1)          TO THE COMPANY(1)(2)
      =================================== ============================= =========================== ==========================
      Per Series A Special Warrant                   $0.75                       $0.0525                 $5,022,000
      ----------------------------------- ----------------------------- --------------------------- --------------------------
      Per Series B Special Warrant                   $0.75                       $0.0525                   $447,655
      ----------------------------------- ----------------------------- --------------------------- --------------------------
      Total Special Warrants                    $5,881,350                      $411,695                 $5,469,655
      ----------------------------------- ----------------------------- --------------------------- --------------------------


-------------------------------

(1) The fee paid to the Agents is equal to 7.0% of the offering price of the Series A Special Warrants and, if the Shareholder Approval is received, the Series B Special Warrants. As an additional fee under the terms of an agency agreement (the "Agency Agreement") made as of the Closing Date between the Company and the Agents, the Company issued to the Agents special broker's warrants (the "Broker Warrants") equal to 5.0% of the number of Series A Special Warrants and, if the Shareholder Approval is received, the Series B Special Warrants. The Broker Warrants are exercisable, without additional payment, into that same number of compensation options (the "Compensation Options"). Each Compensation Option will entitle the holder thereof to purchase one Common Share and one-half of a Warrant at a price of $0.75 exercisable at any time prior to the earlier of:
           (i) November 28, 2006; and (ii) the Notification Date (as defined herein). The Broker Warrants will be exercised by the Company on behalf of the holder without any action on the part of such holder on the Expiry Date (as defined herein). On closing of the transaction, the Company issued Broker Warrants to the Agents, entitling the holders thereof to acquire, without additional payment, 392,090 Compensation Options, such Compensation Options entitling the holders thereof to purchase 360,000 Common Shares and 180,000 Warrants, and an additional 32,090 Common Shares and 16,045 Warrants upon the Shareholder Approval being received.

(2)        Before deducting the expenses of the Offering, estimated at $350,000.


           The Special Warrants were created and issued under a special warrant indenture (the "Special Warrant Indenture") made as of the Closing Date between the Company, and Computershare Trust Company of Canada ("Computershare"), as special warrant trustee (the "Special Warrant Trustee"). Each Series A Special Warrant entitles the holder thereof, without additional payment, to acquire one Common Share and one-half of a Warrant at any time prior to 5:00 p.m. (Toronto time) (the "Time of Expiry") on the date (the "Expiry Date") which is the earlier of: (i) the fifth business day after the date on which a receipt has been issued for the (final) short form prospectus by each of the Ontario Securities Commission and the Alberta Securities Commission (collectively, the "Securities Commissions"); and (ii) March 29, 2004. If the Shareholder Approval is received, each Series B Special Warrant will entitle the holder thereof, without additional payment, to acquire one Common Share and one-half of a Warrant at any time prior to the Time of Expiry on the Expiry Date and, if Shareholder Approval is not received by January 27, 2003, the Series B Special Warrants shall be immediately cancelled. Any Special Warrants unexercised at the Time of Expiry on the Expiry Date will be exercised at that time by the Special Warrant Trustee on behalf of such holders of Special Warrants without any further action on the holders' part. In accordance with applicable securities laws, if Special Warrants are exercised prior to the issuance of receipts for the (final) short form prospectus, the Common Shares and Warrants issued by the Company upon the exercise of such Special Warrants may be subject to hold periods or other restrictions on resale. See "Private Placement and Plan of Distribution".

           Each Warrant entitles the holder thereof to acquire one Common Share at a price of $0.90 per Common Share at any time prior to the earlier to occur of: (i) November 28, 2006; and (ii) the 30th day immediately following the date (the "Notification Date") on which the Company notifies the Warrantholders that the volume-weighted average price of a Common Share on the Toronto Stock Exchange (the "TSX") for 20 consecutive trading days is greater than or equal to $2.25. The Warrants will be issued pursuant to a warrant indenture (the "Warrant Indenture") made as of the Closing Date between the Company and Computershare, as warrant trustee (the "Warrant Trustee").

           Pursuant to the terms of the Special Warrant Indenture, proceeds of $481,350, representing the proceeds of the sale of Series B Special Warrants, before deducting Agents' fees and other expenses of the Offering, were placed into escrow (together with interest and other return actually earned thereon, the "Escrowed Funds") on the Closing Date. The Escrowed Funds will be released to the Company upon receipt of the Shareholder Approval by January 27, 2004. If the Shareholder Approval is not received on or before January 27, 2004, the Escrowed Funds will be returned to the purchasers of the Series B Special Warrants and the Series B Special Warrants will be immediately cancelled.

           The outstanding Common Shares are listed and posted for trading on the TSX under the trading symbol "HML" and are quoted for trading on The Nasdaq National Market ("NASDAQ") under the symbol "HMSL". The closing price of a Common Share on the TSX on November 27, 2003 was $0.75 and the closing quotation of a Common Share on NASDAQ on November 26, 2003 (quotes for November 27, 2003 are not available), was US$0.58. On January 12, 2004, the closing price and closing quotation of a Common Share on the TSX and NASDAQ were $1.49 and US$1.17, respectively. See "Price Range and Trading Volume of Common Shares". The TSX has approved the listing of the Common Shares issuable upon the exercise of the Series A Special Warrants and Common Shares issuable on exercise of the Warrants and Compensation Options issuable in respect of the Series A Special Warrants. The TSX has also conditionally approved the listing of the Common Shares issuable upon the exercise of the Series B Special Warrants and the Common Shares issuable on exercise of the Warrants and Compensation Options issuable in respect of the Series B Special Warrants.

                                TABLE OF CONTENTS



DOCUMENTS INCORPORATED BY REFERENCE............................................5
FORWARD-LOOKING STATEMENTS.....................................................6
THE COMPANY....................................................................7
RECENT DEVELOPMENTS............................................................7
    Clinical Trials and Non-Clinical Analyses..................................7
    NASDAQ Listing Qualifications Panel Hearing...............................12
CONSOLIDATED CAPITALIZATION...................................................12
PRICE RANGE AND TRADING VOLUME OF COMMON SHARES...............................12
USE OF PROCEEDS...............................................................13
description of securities.....................................................13
    Common Shares.............................................................13
    Special Warrants..........................................................13
    Warrants..................................................................14
    Broker Warrants and Compensation Options..................................15
PRIVATE PLACEMENT AND PLAN OF DISTRIBUTION....................................16
    Broker Warrants and Compensation Options..................................17
    No Registration Under US Securities Laws..................................17
RISK FACTORS..................................................................17
    General Business Risks....................................................17
    Risks Associated with the Strategic
     Alliance with ProMetic...................................................20
    Risks Associated with the
     Commercialization of the Company's Products..............................21
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS....................................24
    Exercise of Special Warrants..............................................24
    Exercise of Warrants......................................................25
    Disposition of Warrants...................................................25
    Dividends on Common Shares................................................25
    Disposition of Common Shares..............................................25
    Treatment of Capital Gains and Capital Losses.............................25
AUDITORS, REGISTRAR AND TRANSFER AGENT........................................26
LEGAL MATTERS.................................................................26
PURCHASERS' STATUTORY RIGHTS..................................................26
CONTRACTUAL RIGHTS OF ACTION..................................................26
CERTIFICATE OF THE COMPANY....................................................27
CERTIFICATE OF THE AGENTS.....................................................28
AUDITORS' CONSENT.............................................................29

           In this short form prospectus, unless stated otherwise, all references to "US$" are to United States dollars and all references to "$" are to Canadian dollars.


                       DOCUMENTS INCORPORATED BY REFERENCE

           The following documents of Hemosol filed with the various securities commissions or similar authorities in the Provinces of Ontario and Alberta are specifically incorporated by reference and form an integral part of this short form prospectus:

          (a) Annual Information Form dated May 27, 2003 for the year ended December 31, 2002;

          (b) Management Information Circular dated May 1, 2003 issued in connection with the annual and special meeting of shareholders held on June 16, 2003, excluding those sections entitled "Human Resources and Compensation Committee Report", "Performance Graph" and "Corporate Governance";

          (c) Management Information Circular dated December 22, 2003 issued in connection with the special meeting of shareholders to be held on January 22, 2004 excluding those sections entitled "Human Resources and Compensation Committee Report" and "Performance Graph";

          (d) audited consolidated financial statements as at and for the years ended December 31, 2002 and December 31, 2001, together with the notes thereto and the auditors' report thereon;

          (e) management's discussion and analysis of financial condition and results of operations contained in Hemosol's 2002 Annual Report;

          (f) unaudited consolidated interim financial statements as at and for the nine months ended September 30, 2003 and September 30, 2002, together with the notes thereto and management's discussion and analysis of financial condition and results of operations in respect thereof;

          (g) material change report dated March 20, 2003 in connection with the announcement of the recommendation by the Company's Data Safety Monitoring Board to review safety data prior to continuing enrolment in the Company's cardiac trial (HLK 213/304);

          (h)  material change report dated April 14, 2003 in connection with:
               (i) the announcement that the Company would be limiting the enrolment in its cardiac trial (HLK 213/304) for its lead product HemolinkTM in response to an imbalance in the incidence of certain adverse events between the HEMOLINK and the control groups; and (ii) the announcement that the Company had given working notice to substantially all of its employees;

          (i) material change report dated December 5, 2003 in connection with the closing of the offering of Special Warrants; and

          (j) material change report dated December 10, 2003 in connection with the announcement of the entering into of a memorandum of understanding dated December 3, 2003 with ProMetic Biosciences, Ltd.

           All documents of the type referred to above and all material change reports (excluding confidential material change reports) and interim consolidated financial statements (including management's discussion and analysis of financial condition and results of operations in the quarterly reports for such interim periods), filed by Hemosol with securities commissions or similar authorities in the Provinces of Ontario and Alberta subsequent to the date of this short form prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this short form prospectus.

           ANY STATEMENT CONTAINED HEREIN OR IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR THE PURPOSES OF THIS SHORT FORM PROSPECTUS TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN, OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT WHICH ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE HEREIN, MODIFIES OR SUPERSEDES SUCH STATEMENT. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY OTHER INFORMATION SET FORTH IN THE DOCUMENT THAT IT MODIFIES OR SUPERSEDES. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE A PART OF THIS SHORT FORM PROSPECTUS. THE MAKING OF A MODIFYING OR A SUPERSEDING STATEMENT SHALL NOT BE DEEMED AN ADMISSION FOR ANY PURPOSE THAT THE MODIFIED OR SUPERSEDED STATEMENT, WHEN MADE, CONSTITUTES A MISREPRESENTATION, AN UNTRUE STATEMENT OF A MATERIAL FACT OR AN OMISSION TO STATE A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR THAT IS NECESSARY TO MAKE A STATEMENT NOT MISLEADING IN LIGHT THE CIRCUMSTANCES IN WHICH IT WAS MADE.


                           FORWARD-LOOKING STATEMENTS

           This short form prospectus contains forward-looking statements which reflect management's expectations regarding the Company's future growth, results of operations, performance (both operational and financial) and business prospects and opportunities. Wherever possible, words such as "plans", "expects" or "does not expect", "budget", "forecasts", "anticipate" or "does not anticipate", "believe", "intend" and similar expressions or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, have been used to identify these forward-looking statements. Although the forward-looking statements contained in this short form prospectus reflect management's current beliefs based upon information currently available to management and based upon what management believes to be reasonable assumptions, the Company cannot be certain that actual results will be consistent with these forward-looking statements. A number of factors could cause actual results, performance, or achievements to differ materially from the results expressed or implied in the forward-looking statements, including those listed in the "Risk Factors" section of this short form prospectus. These factors should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements. Forward-looking statements necessarily involve significant known and unknown risks, assumptions and uncertainties that may cause the Company's actual results, performance, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. Although the Company has attempted to identify important risks and factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors and risks that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, prospective investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this short form prospectus and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

                                   THE COMPANY

           Hemosol is a biopharmaceutical company focused on the discovery, development and manufacture of products based on human blood proteins. Hemosol has a range of products in development, including its principal oxygen therapeutic product, HEMOLINK [hemoglobin raffimer]. HEMOLINK is a highly purified, human-derived oxygen therapeutic product (historically termed a blood substitute) designed to sustain life by delivering oxygen immediately, effectively, and safely, resulting in improved patient outcomes and to eliminate the need for donor red blood cell transfusions in patients suffering from acute anemia. Hemosol is also developing additional therapeutics and a hemoglobin-based delivery platform to treat diseases such as hepatitis C and cancers of the liver, as well as a cell therapy initially directed to the treatment of cancer through its cell expansion and stem cell research activities. In addition to the products currently under development, Hemosol intends to use its state-of-the-art Meadowpine manufacturing facility (the "Meadowpine Facility") to produce valuable therapeutic plasma-based proteins, pursuant to a recently announced strategic alliance with ProMetic Biosciences, Ltd. ("ProMetic"). See "Recent Developments - Strategic Alliance with ProMetic". The Company also continues to advance a number of initiatives to generate revenue in the near-term through the provision of blood related manufacturing services to biotechnology and biopharmaceutical companies. See "Recent Developments - Manufacturing Services".

           Hemosol was incorporated under the Business Corporations Act (Ontario) by articles of incorporation dated July 11, 1985. Hemosol's registered and principal office is located at 2585 Meadowpine Boulevard, Mississauga, Ontario, Canada, L5N 8H9 and the telephone number for this office is (905) 286-6200.


                               RECENT DEVELOPMENTS


CLINICAL TRIALS AND NON-CLINICAL ANALYSES

           In March 2003, following the receipt of information from the Company's Data Safety Monitoring Board (the "DSMB") for the Phase II clinical trial for the use of HEMOLINK in primary cardiac bypass grafting surgery (HLK213/304), the Company elected to halt enrolment of patients in the study at 152 patients (slightly lower than the originally planned enrolment of 180 patients) pending a review of safety data. The DSMB's comments were based on an observation of an imbalance in the incidence of certain adverse events between the HEMOLINK and control groups. Although the DSMB had recently cleared the trial to continue following the third and final interim safety review, its ongoing review of data indicated that there might be potential for an increase in certain cardiac adverse events in the HEMOLINK group. As a precaution, the Company also voluntarily suspended enrolment in the Phase II clinical trial involving the use of HEMOLINK in patients undergoing high blood loss orthopaedic surgery. At the time of these suspensions, the Company had received approval from the US Food & Drug Administration (the "FDA") to conduct two additional phase II trials in the US - HLK 211 chemotherapy related anemia trial and HLK 299 severe acute anemia trial.

           In June 2003, the Company completed its internal review of data generated from the cardiac trial (HLK213/304) for the use of HEMOLINK in patients undergoing cardiac bypass grafting surgery. The review confirmed the observation made by the DSMB of an imbalance of the incidence of certain adverse events between the HEMOLINK and control groups with a higher number occurring in the HEMOLINK group. It is unclear what role HEMOLINK played in causing the imbalance. As expected, limiting enrolment decreased the planned statistical power of the study with respect to efficacy, and the study was unable to meet its primary objective to demonstrate efficacy in the total patient population.

           Hemosol elected to terminate the HLK213/304 trial early in order to conduct a full safety analysis and the Company has initiated a comprehensive process aimed at completely understanding the data in the context of the observations made by the DSMB. Among the elements of this process was the creation of an Independent Safety Review Committee (the "ISRC") to review the safety data from HLK213/304 in order to assist the Company in identifying the cause of the imbalances found by the DSMB. The ISRC, which has already completed its task, was comprised of experts in their respective fields of transfusion medicine, cardiology, anaesthesiology, cardiac surgery and biostatics to review the safety data from HLK213/304. At the same time, Hemosol's Scientific Advisory Board (the "SAB") undertook its own evaluation of the safety data. Based on the final findings of the ISRC and the SAB, the Company believes it needs to complete additional non-clinical work prior to re-initiating the clinical trials. This process is underway and will involve further discussion with regulatory agencies. The Company has sufficient inventory of HEMOLINK to complete all non-clinical studies. The Company does not expect to expend significant amounts of its resources on this work and further clinical and commercial development will depend on: (i) the outcome of discussions with the relevant regulatory agencies; and (ii) financial resources; and/or (iii) the success of partnering activities.

           Hemosol continues to advance non-clinical analysis on HEMOLINK that includes both in vitro and in vivo studies. Hemosol intends to review its plans with the FDA in 2004 with the objective of establishing agreement on the clinical path for HEMOLINK in the fourth quarter of 2004. Hemosol has significant knowledge in the area of oxygen therapeutics and continues to believe that HEMOLINK may prove to be a valuable therapeutic to treat a variety of indications including anaemia caused by chemotherapy or blood replacement for patients with life threatening blood loss.

           Following the decision to place HEMOLINK on clinical hold, Hemosol has expanded its long term strategic focus to include the discovery, development and manufacture of a wide array of products derived from human blood proteins, as evidenced by the strategic alliance with ProMetic for which a binding memorandum of understanding was entered into between Hemosol and ProMetic in December 2003, as described below. In light of these developments, the Company anticipates taking a write-down of perishable materials inventory related to the production of HEMOLINK. Management expects this write down to be approximately $500,000 and will be reflected in the fourth quarter of 2003.


MANAGEMENT AND EMPLOYEES

           In April 2003, the Company took additional proactive steps to manage its cash burn-rate and scale back all spending not related to the analysis of the HLK 213/304 data, by giving eight-week working notice to substantially all of its employees. To preserve the greatest strategic flexibility in the circumstances, retention packages were provided to a core group of senior personnel. The cost of these severances and the retention program was approximately $1,800,000. As a result of its cost savings plan, the Company's average monthly cash burn-rate has been reduced to approximately $1,200,000.

           In May 2003, John Kennedy, at the time, President and Chief Executive Officer of the Company, took a medical leave of absence for an indeterminate period of time and Lee Hartwell, Chief Financial Officer of the Company, was appointed Interim Chief Executive Officer. Mr. Kennedy passed away on June 4, 2003. Lee Hartwell has subsequently been appointed the Company's President and Chief Executive Officer while maintaining his position as Chief Financial Officer.

           In October 2003, the Company's board of directors approved the grant of an aggregate of 2,766,225 options to Lee Hartwell, Dirk Alkema, the Company's Vice President, Operations and David Bell, the Company's Vice President, Discovery, which options (a) may be exercised to purchase Common Shares at an exercise price of $0.90 per share, (b) shall fully vest on October 29, 2004 subject to the Company attaining certain prescribed targets and (c) shall otherwise be subject to the terms and conditions of the Company's stock option plan. In addition, in December 2003, the Company's board of directors approved the grant of an aggregate of up to 775,000 options to the Company's non-executive employees, which options may be exercised to purchase Common Shares at an exercise price of $1.60 per share and shall be subject to the terms and conditions (including vesting) of the Company's stock option plan. All of these options were approved subject to shareholder and regulatory approval. Assuming shareholder and regulatory approvals are received and all these options are granted, the Company anticipates that all options held by its executives and employees will entitle them to purchase, subject to vesting and other conditions, approximately 7% of the Company's Common Shares outstanding at December 30, 2003.


STRATEGIC ALLIANCE WITH PROMETIC

           On December 4, 2003, the Company announced that it had entered into a binding memorandum of understanding (the "ProMetic MOU") with ProMetic, a wholly-owned subsidiary of ProMetic Life Sciences Inc., that will involve Hemosol licensing the novel plasma separation technology developed by ProMetic and its strategic partner, the American National Red Cross (the "American Red Cross"). Hemosol and ProMetic have agreed in the ProMetic MOU to use their best commercial efforts to define and execute all necessary definitive agreements for the strategic alliance within 45 days. The principal commercial terms of the strategic alliance, as set out in the ProMetic MOU, will include:

          o Hemosol obtaining from ProMetic the exclusive North American license for the novel cascade purification process developed by ProMetic and the American Red Cross (the "Cascade") to recover valuable proteins from human plasma;

          o the implementation and optimization of the Cascade at the Meadowpine Facility;

          o the exclusive right to sell products developed with the Cascade into the North American market;

          o the commitment in principle of the American Red Cross that following execution of a definitive license agreement between the Company and ProMetic with respect to the Cascade and the successful implementation of the Cascade at the Meadowpine facility, the American Red Cross will supply raw materials to Hemosol for processing and purchase from Hemosol specific therapeutic products isolated using the Cascade; and

          o identifying, developing and exploiting commercial opportunities in addition to those available from the use of Cascade.

           The Cascade was developed under an existing strategic alliance between ProMetic and the American Red Cross that was formed in February 2002 to co-develop and license to third parties proprietary technology for the recovery and purification of valuable therapeutic proteins from human blood plasma. The Cascade process integrates novel technologies in a sequence which is expected to significantly improve both the yield and range of valuable proteins capable of being isolated from human plasma. The commercial drivers underlying Hemosol's use of this technology are: (i) the Cascade's ability to potentially narrow the increasing gap between the growing demand for these products and the inherent limitations in traditional fractionation methods; and (ii) the opportunity the technology provides to identify and recover novel therapeutic proteins which may have significant commercial potential and which are not recoverable using conventional plasma fractionation methods.

           Hemosol is the first licensee of this technology and will be its exclusive user to manufacture products for sale into the North American market, which is the largest single market for plasma-based proteins. Commercial sales of therapeutic products manufactured by Cascade will require the advance approval of the applicable regulatory agency in each jurisdiction where sales are contemplated.

           In addition to full-scale commercial production in North America, Hemosol believes it will be capable of securing interim and supplementary revenues by supplying clinical trial material to future Cascade licensees worldwide. Under the implementation schedule contemplated in the ProMetic MOU, Hemosol plans to produce these clinical trial materials and receive interim revenues therefrom, in advance of receiving regulatory approval for the large scale commercial production and sale of products using the Cascade. Access to clinical material by subsequent licensees of Cascade will be key to accelerating the approval processes for these products with the regulatory bodies in each subsequent licensee's jurisdiction.

           In addition to potentially providing Hemosol with the opportunity to participate in the existing and growing market for therapeutic proteins with products that have demonstrated strong demand, the Company believes that the strategic alliance with ProMetic will also enhance the Company's ongoing development of oxygen therapeutics, such as HEMOLINK, as well as other products in the Company's drug development pipeline. The Company believes the strategic alliance will not interfere with current development programs for HEMOLINK or with the Company's objective to establish the clinical path forward for HEMOLINK by the fourth quarter of 2004.

           As consideration for entering into the binding ProMetic MOU and the commencement of implementation activities by the parties, Hemosol issued 2,000,000 Common Shares to ProMetic. Hemosol has also agreed to pay ProMetic a staged license fee with a maximum aggregate value of approximately $16,500,000. Discrete payments of this staged license fee will be due and payable by Hemosol to ProMetic following the execution of a definitive license agreement and upon the achievement of four separate predetermined technical and regulatory milestones essential for the successful commercialization by Hemosol of products produced using the Cascade - with the achievement of each predetermined milestone triggering a discrete payment. Hemosol and ProMetic are working toward the achievement of all technical and regulatory milestones at approximately equal intervals over the next four years. The first milestone will be the execution of a definitive license agreement that will trigger a cash payment of $1,500,000 and the obligation of Hemosol to issue 1,000,000 Common Shares to ProMetic, subject to regulatory approval. Hemosol and ProMetic are working to achieve this preliminary milestone by mid-January, 2004. The final milestone payment will consist of $5,000,000 and will be triggered by the receipt of regulatory approval for the commercial sale of the first product produced using the Cascade.

           In addition to the license fee, the ProMetic MOU also provides that Hemosol will pay ProMetic royalty fees of 8% of net sales of products isolated using the Cascade to resellers and a royalty of 5% of net sales of products isolated using the Cascade to end-users, both on a worldwide basis.


MANUFACTURING SERVICES

           The Company is actively pursuing opportunities to generate revenues and reduce its cash burn over the short to mid-term by using the Meadowpine Facility to provide manufacturing services to companies in the biotechnology and biopharmaceutical sectors focused in the area of blood and blood protein products. The Company believes there is considerable demand for the services that the Company can offer by combining its Meadowpine Facility with the considerable experience Hemosol's employees can provide with respect to the manufacture of blood related products.


OTHER PRODUCTS

           Hemosol has a rich and diverse pipeline of new product candidates, several of which are now undergoing pre-clinical evaluation. These product candidates have been developed using technologies that are based upon the expertise of Hemosol's scientists in protein bioconjugation and cell expansion. HEMOLINK is one example of protein bioconjugation in which human hemoglobin, a protein, has been stabilized and polymerized using o-raffinose, a cross-linker. Other types of hemoglobin conjugates in development include conjugates of hydroxyethyl starch, anti-oxidants, and therapeutic drugs.

           As a means of establishing its own source of human hemoglobin, Hemosol has been conducting discovery research in expanding human blood-forming stem cells through cell culture. These efforts have led to methods to induce an established cell line to produce high levels of human hemoglobin, as well as the development of a T cell therapy for the treatment of cancer. The identification of factors affecting blood cell growth and development are the direct result of Hemosol's activities in stem cell research.


TAX LOSSES

           Hemosol has been considering alternative means by which it may currently benefit directly or indirectly from the value of its accumulated income tax losses and certain undeducted expenditures. Hemosol is currently in negotiations with respect to a transaction whereby another party may effectively have access to such losses and expenditures in consideration for a cash payment. As negotiations are continuing and definitive agreements have not been signed, no assurance can be given that Hemosol will consummate any such transaction. Any such transaction is subject to the receipt of requisite shareholder and regulatory approvals.


PROPERTY

           On January 29, 2003, Hemosol entered into an amended and restated lease for a term of eight years and 11 months from and including August 1, 1997 and terminating on June 30, 2006 with respect to Hemosol's Skyway facility. The Company determined that the Skyway facility was no longer required for the execution of the Company's business strategy and on December 1, 2003, Hemosol terminated its lease and sublease obligations and sold the equipment located at the Skyway facility for net proceeds of $1.1 million.


CREDIT FACILITY

           The Company's $20,000,000 term loan (the "Loan") granted by a Canadian Schedule I bank (the "Bank") and guaranteed by MDS Inc. ("MDS") is fully drawn and expires May 25, 2004. The Loan is extendible for up to an additional 12-month period if the MDS guarantee is extended for the same period. A memorandum of understanding dated as of October 22, 2002 between the Company and MDS provides that, if regulatory approval is obtained to issue an additional 4,000,000 warrants (the "Additional Warrants") to MDS entitling it to subscribe for and purchase up to 4,000,000 Common Shares at a price of $1.00 per share, the MDS guarantee may be extended for up to 12 additional months (to a maximum of 30 months in the aggregate).

           In December 2003, MDS agreed to extend the MDS guarantee from June 15, 2004 to October 21, 2004, and the Bank agreed to extend the expiry date of the Loan from May 25, 2004 to October 1, 2004, notwithstanding that the Company has not yet obtained the shareholder and regulatory approvals required to issue the Additional Warrants to MDS. The Company has agreed to use its reasonable commercial efforts to obtain such shareholder and regulatory approvals and, upon obtaining such approvals, shall issue the Additional Warrants to MDS. In the event that the Additional Warrants are issued to MDS (with such shareholder and regulatory approvals having been obtained) by August 25, 2004, the MDS guarantee shall extend to June 20, 2005, in which case the Loan shall be repayable on May 25, 2005. In the event that the Additional Warrants are not issued to MDS (with such shareholder and regulatory approvals having been obtained) by August 25, 2004, MDS shall have the option of terminating its guarantee, in which case the Loan will be repayable on October 1, 2004.

NASDAQ LISTING QUALIFICATIONS PANEL HEARING

           On October 23, 2003, the Company received a NASDAQ Staff determination indicating that the Company was not in compliance with the minimum bid price of US$1.00 per Common Share which is a requirement for continued listing on NASDAQ. Since the Company was not able to achieve compliance with this requirement during the six month period ended October 22, 2003, NASDAQ Staff indicated that the Common Shares were subject to delisting from NASDAQ. Subsequently, beginning December 4, 2003, the Company achieved a minimum bid price on NASDAQ above the US$1.00 per share minimum bid price requirement. Consequently, on December 19, 2003, the NASDAQ staff notified the Company that it had regained compliance with NASDAQ's minimum bid price requirement and was no longer subject to delisting for its past failure to meet this requirement.


                           CONSOLIDATED CAPITALIZATION

           Since December 31, 2002, the only material changes in the Company's share and loan capital were: (i) aggregate draws of $20,000,000 by the Company under the Loan, resulting in the Loan being fully drawn; (ii) 2,000,000 Common Shares issued to ProMetic pursuant to the Prometic MOU (see "Recent Developments
- Strategic Alliance with ProMetic"); and (iii) pursuant to the Offering, making issuable up to 11,340,000 Common Shares pursuant to the issuance of 7,200,000 Series A Special Warrants and the related Broker Warrants and, upon receipt of the Shareholder Approval, 1,010,835 Common Shares pursuant to the issuance of 641,800 Series B Special Warrants and the related Broker Warrants (see "The Offering").


                 PRICE RANGE AND TRADING VOLUME OF COMMON SHARES

           The Common Shares trade on the TSX under the Symbol "HML". The following table sets forth the range of high and low closing prices for the Common Shares on the TSX for the periods indicated.

                                                                     TSX
                                                                     ---

                                                $ HIGH              $ LOW             VOLUME
                                           ------------------ ------------------ ------------------
              2002
              First Quarter                      9.00               4.20            11,793,100
              Second Quarter                     4.70               2.10             9,165,900
              Third Quarter                      2.35               0.67            13,052,100
              Fourth Quarter                     2.90               0.88            19,539,000

              2003
              First Quarter                      2.89               0.56             9,220,300
              Second Quarter                     1.54               0.44            26,316,400
              Third Quarter                      1.14               0.70            13,501,600
              Fourth Quarter                     2.02               0.73            30,708,114

              2004
              January (to January 12)            1.68               1.49             1,798,400

                                 USE OF PROCEEDS

           The net proceeds to the Company of the Offering are: (i) if the Shareholder Approval is received, $5,119,655, which amount is net of the Agents' fees in such event of $411,695; or (ii) if the Shareholder Approval is not received, $4,672,000, which amount is net of the Agents' fees in such event of $378,000, and which amounts are net of the estimated expenses of the Offering of $350,000.

           Hemosol intends to use the proceeds to: (i) finance the completion of the non-clinical analysis of HEMOLINK; (ii) satisfy the $1,500,000 cash portion of the first milestone payment due under the strategic alliance with ProMetic, payment of which will be required upon execution by Hemosol and ProMetic of the definitive license agreement, expected to occur in the first quarter of 2004;
(iii) further develop product candidates; and (iv) satisfy general working capital purposes.


                            DESCRIPTION OF SECURITIES


COMMON SHARES

           The authorized capital of Hemosol consists of an unlimited number of Common Shares, an unlimited number of special shares issuable in series and 51,786 Series D special shares.

           Holders of Common Shares are entitled to dividends on a pro rata basis if, as and when declared by the board of directors of Hemosol. Subject to the rights of the holders of any other class of shares of the Company entitled to receive dividends in priority to or rateably with the holders of the Common Shares, the board of directors of Hemosol may declare dividends on the Common Shares to the exclusion of any other class of shares of the Company. On the liquidation, dissolution or winding-up of Hemosol, holders of Common Shares are entitled to participate rateably in any distribution of assets of Hemosol, subject to the rights of holders of any other class of shares of the Company entitled to receive the assets of the Company on such a distribution in priority to or rateably with the holders of the Common Shares. Holders of the Common Shares are entitled to receive notice of and to attend all annual and special meetings of the shareholders of Hemosol, other than separate meetings of holders of any class or series of shares, and to one vote in respect of each Common Share held at such meetings.

           The Company has paid no dividends to date on its Common Shares and does not expect that earnings will be available for the payment of dividends in the foreseeable future. While the declaration and payment of dividends are at the sole discretion of the board of directors, if and when earnings become available, it is expected that they will be retained to finance the growth of the Company's business.


SPECIAL WARRANTS

           7,200,000 Series A Special Warrants and 641,800 Series B Special Warrants were issued under the Offering. The Special Warrants have been created and issued pursuant to the Special Warrant Indenture. Each Special Warrant will entitle the holder thereof to acquire, upon exercise or deemed exercise thereof, without additional payment, one Common Share and one-half of a Warrant at any time prior to the Time of Expiry on the Expiry Date; provided that: (i) the Series B Special Warrants will not be or become exercisable unless and until the Shareholder Approval is received on or before January 27, 2004; and (ii) the Escrowed Funds will be released to the Company only upon receipt of the Shareholder Approval on or before January 27, 2004. If the Shareholder Approval is not so received, the Escrowed Funds will be paid to the holders of the Series B Special Warrants and the Series B Special Warrants will be immediately cancelled. If the Special Warrants are not exercised prior to the Time of Expiry on the Expiry Date, the Special Warrants will be exercised on behalf of each holder of Special Warrants by the Special Warrant Trustee, without any further action on the part of such holder of Special Warrants, immediately at the Time of Expiry on the Expiry Date.

           Special Warrants may be exercised by surrendering to the Special Warrant Trustee the certificate or certificates representing the Special Warrants together with a duly completed and executed exercise form substantially in the forms set out in the Series A Special Warrant certificate and the Series B Special Warrant certificate. The Common Shares and Warrants to be delivered as a result of such exercise of Special Warrants will be delivered upon the surrender by the holders of the certificate or certificates representing such Special Warrants to the Special Warrant Trustee at its principal office in the City of Toronto (or at such additional place or places as may be decided by the Company from time to time with the approval of the Special Warrant Trustee).

           Upon any exercise of the Special Warrants by or on behalf of the holder thereof, the person or persons to whom the Common Shares and Warrants issuable upon such exercise are to be issued will be deemed to have become the holder or holders of record on the date of such exercise unless the transfer registers of the Company are closed on such date, in which case the Common Shares and Warrants shall be deemed to have been issued and such person shall be deemed to have become the holder of record of such Common Shares and Warrants on the date on which such transfer registers are reopened.

           The Special Warrant Indenture contains anti-dilution provisions providing for, among other things, adjustment of the number of Common Shares and Warrants issuable upon exercise of the Special Warrants upon the occurrence of certain events. No adjustment in the number of Common Shares and Warrants issuable upon exercise of the Special Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would change the number of Common Shares and Warrants issuable upon the exercise of a Special Warrant by at least one one-hundredth of a Common Share or Warrant.

           The rights of the holders of the Special Warrants may be modified. For that purpose, among others, the Special Warrant Indenture will contain certain provisions which will make binding on all holders of Special Warrants resolutions passed at meetings of the holders of Special Warrants by votes cast thereat by holders of not less than 51% of the Special Warrants represented and voted at the meeting, or rendered by instruments in writing signed by the holders of not less than 51% of the Special Warrants then outstanding. Notwithstanding the foregoing, Hemosol and the Special Warrant Trustee will be entitled, without the consent of the holders of Special Warrants, to amend or supplement the Special Warrant Indenture or the Special Warrants for certain limited purposes, including curing ambiguities, defects or inconsistencies and making modifications that, in the opinion of the Special Warrant Trustee, would not be prejudicial to the interests of holders of Special Warrants.

           The foregoing description is a summary of the material provisions of the Special Warrants and is subject to the detailed provisions of the Special Warrant Indenture. Holders of Special Warrants may obtain a copy of the Special Warrant Indenture upon request to the Company.


WARRANTS

           Up to 4,116,945 Warrants are issuable and will be created and issued pursuant to the terms of the Warrant Indenture. Each Warrant entitles the holder thereof to purchase one Common Share at a price of $0.90 per Common Share at any time on or prior to the earlier of: (i) November 28, 2006; and (ii) the Notification Date.

           Warrants may be exercised by surrendering to the Warrant Trustee the certificate or certificates representing the Warrants together with: (i) a duly completed and executed exercise form substantially in the form set out in the Warrant certificate; and (ii) a certified cheque, bank draft or money order payable at par to the order of Hemosol Inc. in the amount of the aggregate exercise price of the Warrants. If the Warrants are not exercised prior to the earlier of: (a) November 28, 2006; and (b) the Notification Date, the Warrants will be deemed to have expired. All rights under such expired Warrants in respect of which the right of exercise and purchase has not been exercised will wholly cease and terminate and such Warrant will be void and of no effect. The Common Shares to be delivered as a result of such exercise of Warrants will be delivered upon the surrender by the holders of the certificate or certificates representing such Warrants to the Warrant Trustee at its principal office in the City of Toronto (or at such additional place or places as may be decided by the Company from time to time with the approval of the Warrant Trustee).

           Upon any exercise of the Warrants by or on behalf of the holder thereof, the person to whom the Common Shares issuable upon such exercise are to be issued will be deemed to have become the holder of record of such Common Shares on the date of exercise of the Warrants unless the transfer registers of the Company are closed on such date, in which case the Common Shares subscribed for shall be deemed to have been issued and such person shall be deemed to have become the holder of record of such Common Shares on the date on which such transfer registers are reopened.

           The Warrant Indenture contains anti-dilution provisions providing for, among other things, adjustment of the number of Common Shares issuable upon exercise of the Warrants upon the occurrence of certain events. No adjustment in the number of Common Shares purchasable upon exercise of the Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would change the number of Common Shares purchasable upon the exercise of a Warrant by at least one one-hundredth of a Common Share.

           The rights of the Warrantholders may be modified. For that purpose, among others, the Warrant Indenture will contain certain provisions which will make binding on all holders of Warrants resolutions passed at meetings of the holders of Warrants by votes cast thereat by holders of not less than 51% of the Warrants represented and voted at the meeting, or rendered by instruments in writing signed by the holders of not less than 51% of the Warrants then outstanding. Notwithstanding the foregoing, Hemosol and the Warrant Trustee will be entitled, without the consent of the holders of Warrants, to amend or supplement the Warrant Indenture or the Warrants for certain limited purposes, including curing ambiguities, defects or inconsistencies and making modifications that, in the opinion of the Warrant Trustee, would not be prejudicial to the interests of holders of Warrants.

           The foregoing description is a summary of the material provisions of the Warrants and is subject to the detailed provisions of the Warrant Indenture. Holders of Warrants may obtain a copy of the Warrant Indenture upon request to the Company.


BROKER WARRANTS AND COMPENSATION OPTIONS

           As an additional fee under the terms of the Agency Agreement, the Company issued Broker Warrants to the Agents. The Broker Warrants entitle the holder thereof to acquire, without additional payment, 360,000 Compensation Options, and an additional 32,090 Compensation Options if the Shareholder Approval is received. If the Broker Warrants are not exercised prior to the Time of Expiry on the Expiry Date, the Broker Warrants will be exercised by the Company on behalf of the holders thereof, without any action on the part of such holders.

           Each Compensation Option will entitle the holder thereof to purchase one Common Share and one-half of a Warrant at a price of $0.75 exercisable at any time prior to the earlier of: (i) November 28, 2006; and (ii) the Notification Date. Compensation Options not exercised by this time will cease and terminate and such Compensation Options will be void and of no effect. The Compensation Options provide for exercise adjustments in the event the Company takes one or more specified corporate actions.

                   PRIVATE PLACEMENT AND PLAN OF DISTRIBUTION

           On November 28, 2003, the Company issued and sold to subscribers on a private placement basis 7,200,000 Series A Special Warrants and 641,800 Series B Special Warrants at a price of $0.75 per Special Warrant in accordance with the Agency Agreement and the subscription agreements between the Company and each of the subscribers of Special Warrants. The price and other terms of the Special Warrants were determined by negotiation between the Company and the Agents.

           The Special Warrants were created and issued pursuant to the terms of the Special Warrant Indenture. None of the Special Warrants have been exercised to date.

           The gross proceeds from the issue and sale of the Special Warrants were $5,881,350, including the Escrowed Funds which the Company will receive only upon receipt of the Shareholder Approval by January 27, 2004. As a fee for their services, the Agents received an aggregate fee of $378,000 in respect of the sale of Series A Special Warrants. If and when the Escrowed Funds are released to the Company, the Agents will receive an additional aggregate fee of $33,695 in respect of the sale of Series B Special Warrants. The Company will also pay the expenses related to the private placement of the Special Warrants and the preparation of this short form prospectus, estimated at $350,000, including up to $60,000 of reasonable fees of the Agents' legal counsel, plus disbursements. No additional funds are to be received by the Company from the distribution of the Common Shares and Warrants issuable upon exercise of the Special Warrants.

           The TSX has approved the listing of the Common Shares issuable upon the exercise of the Series A Special Warrants and Common Shares issuable on exercise of the Warrants and Compensation Options issuable in respect of the Series A Special Warrants. The TSX has also conditionally approved the listing of the Common Shares issuable upon the exercise of the Series B Special Warrants and the Common Shares issuable on exercise of the Warrants and Compensation Options issuable in respect of the Series B Special Warrants.

           The Warrants will be created and issued pursuant to the terms of the Warrant Indenture. Assuming all Warrants issuable on exercise of the Special Warrants are exercised, the Company will receive: (i) gross proceeds of $3,240,000 from the subscriptions of the Common Shares issuable on exercise of the Warrants underlying the Series A Special Warrants; and (ii) gross proceeds of $288,810 from the subscriptions of the Common Shares issuable on exercise of the Warrants underlying the Series B Special Warrants.

           The Special Warrants were issued by the Company on a private placement basis pursuant to exemptions from the prospectus requirements of applicable securities legislation. Loewen, Ondaatje, McCutcheon Limited, one of the Agents, is a fully registered dealer under Ontario securities legislation and acted as agent in the private placement of all the Special Warrants. Vengate Capital Partners Company, the other Agent, is registered as a limited market dealer under Ontario securities legislation. The distribution of the Common Shares and Warrants to be issued upon the exercise of the Special Warrants will be qualified by this short form prospectus. In accordance with applicable securities laws, if Special Warrants or Warrants are exercised prior to the issuance of receipts for this short form prospectus from the Securities Commissions, the Common Shares and Warrants issued upon the exercise of the Special Warrants, and the Common Shares issued upon the exercise of the Warrants, may be subject to hold periods or other restrictions on resale. Holders should consult their legal advisors prior to any resale of any securities issued or referred to in this short form prospectus to ensure that such sale is made in compliance with the requirements of applicable securities legislation.

BROKER WARRANTS AND COMPENSATION OPTIONS

           As an additional fee under the terms of the Agency Agreement, the Company issued Broker Warrants to the Agents in an amount equal to 5% of the Series A Special Warrants and, upon receipt of the Shareholder Approval, the Company will issue an additional number of Broker Warrants equal to 5% of the Series B Special Warrants to the Agents. Assuming all 392,090 Compensation Options are exercised, the Company will receive gross proceeds from the subscriptions of the Common Shares and Warrants issuable on exercise of the Compensation Options of $294,068. Assuming all 196,045 Warrants issued on exercise of the Compensation Options are exercised, the Company will receive gross proceeds from the subscriptions of the Common Shares issuable on exercise of the Warrants, previously issued on exercise of the Compensation Options, of $176,441.

           In accordance with applicable securities laws, if the Compensation Options, and the Warrants issuable on exercise of the Compensation Options, are exercised prior to the issuance of receipts for this short form prospectus from the Securities Commissions, the Common Shares issued upon the exercise of such Compensation Options and Warrants may be subject to hold periods or other restrictions on resale.


NO REGISTRATION UNDER US SECURITIES LAWS

           None of the Special Warrants, the Broker Warrants, and the Common Shares and Warrants issuable upon exercise of the Special Warrants and Compensation Options, the Compensation Options issuable on exercise of the Broker Warrants and the Common Shares issuable on exercise of the Warrants, have been or will be registered under the United States Securities Act of 1933, as amended, (the "1933 Act") and may not be offered, sold or delivered, directly or indirectly, within the US, its territories, its possessions and other areas subject to its jurisdiction or to, or for the account or benefit of, a US Person (as defined in Regulation S under the 1933 Act) except in certain transactions exempt from the requirements of the 1933 Act.


                                  RISK FACTORS

           THE SECURITIES BEING QUALIFIED BY THIS SHORT FORM PROSPECTUS SHOULD BE CONSIDERED SPECULATIVE AND, DUE TO THE NATURE OF THE COMPANY'S BUSINESS, INVOLVE A SIGNIFICANT DEGREE OF RISK, INCLUDING, BUT NOT NECESSARILY LIMITED TO, THE RISK FACTORS DESCRIBED BELOW. IN EVALUATING THE COMPANY AND ITS BUSINESS, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND ALL OTHER INFORMATION CONTAINED IN AND INCORPORATED BY REFERENCE IN THIS SHORT FORM PROSPECTUS.


GENERAL BUSINESS RISKS

HEMOSOL'S ABILITY TO CONTINUE AS A GOING CONCERN IS DEPENDENT UPON ITS ABILITY TO SECURE ADDITIONAL FINANCING.

           Hemosol's ability to continue as a going concern is dependent upon its ability to secure additional financing in order to be able to continue its product development activities, implement the Cascade at the Meadowpine Facility and successfully bring its products to market.

           Currently, the Company is in negotiations with strategic investors and financial institutions to obtain additional financing in several different forms. However, the successful conclusion of these transactions cannot be predicted at this time. Should these efforts be unsuccessful, there will be substantial doubt about Hemosol's ability to continue as a going concern.

HEMOSOL'S PRODUCTS ARE IN VARIOUS STAGES OF DEVELOPMENT AND HAVE NOT YET BEEN PRODUCED OR MARKETED COMMERCIALLY, MAKING IT DIFFICULT TO EVALUATE ITS BUSINESS.

           Hemosol's operations to date have consisted primarily of developing and testing its products. The Company has no operating history upon which to evaluate its business and prospects. To succeed, the Company must develop its products on a commercial scale, which will require, among other things, obtaining appropriate regulatory approvals, identifying and successfully penetrating key markets for its products and selling sufficient quantities of its products at the margins necessary to fund the Company's continuing operations and growth strategy.

HEMOSOL'S FAILURE TO RETAIN AND ATTRACT PERSONNEL COULD HARM ITS BUSINESS, OPERATIONS AND PRODUCT DEVELOPMENT EFFORTS.

           Hemosol's products require sophisticated management, research and development, marketing and sales, regulatory and clinical development personnel. Hemosol's success depends on its ability to attract, train and retain such personnel. The market for the highly trained personnel the Company requires is very competitive, due to the limited number of people available with the necessary technical skills and understanding of its products and technology. In addition, the Company terminated the employment of substantially all its employees, which restricts Hemosol's current activity levels. In order for Hemosol to resume its clinical trials for HEMOLINK and implement the Cascade at commercial levels at the Meadowpine Facility, it will require new employees who may not be available or would be difficult to replace in the time-frame required or at competitive compensation rates. If the Company fails to retain and attract qualified personnel, its business operations and product development efforts will suffer.

HEMOSOL'S INTELLECTUAL PROPERTY RIGHTS MAY NOT PROVIDE MEANINGFUL COMMERCIAL PROTECTION FOR ITS PRODUCTS. THIS COULD ENABLE THIRD PARTIES TO USE HEMOSOL'S TECHNOLOGY, OR VERY SIMILAR TECHNOLOGY, AND COULD REDUCE ITS ABILITY TO COMPETE IN THE MARKET.

           The Company relies on patent, copyright, trade secret and trademark laws to limit the ability of others to compete with it using the same or similar technology. However, these laws afford only limited protection and may not adequately protect Hemosol's rights to the extent necessary to sustain any competitive advantage it may have. Hemosol's patents, or those it licenses, may be challenged, invalidated or designed around by third parties. Hemosol's patent applications may not issue as patents in a form that will be advantageous to it, or at all. If Hemosol's intellectual property does not prove to have sufficient protection against competition, its competitors could compete more directly with Hemosol. Moreover, if the Company loses any key personnel, it may not be able to prevent the unauthorized disclosure or use of Hemosol's technical knowledge or other trade secrets by those former employees despite the existence of nondisclosure and confidentiality agreements and other contractual restrictions to protect Hemosol's proprietary technology.

HEMOSOL'S SUCCESS WILL DEPEND PARTLY ON ITS ABILITY TO OPERATE WITHOUT INFRINGING THE PROPRIETARY RIGHTS OF OTHERS.

           Third parties may claim that Hemosol's products infringe their intellectual property rights. This risk is exacerbated by the fact that the validity and breadth of medical technology patents involve complex legal and factual questions for which important legal principles remain unresolved. Hemosol's competitors or others may assert that its products and the methods it employs may be covered by patents held by them.

           In addition, because patent applications can take many years to issue, there may be currently pending applications of which the Company is unaware, which may later result in issued patents which Hemosol's products infringe. There could also be existing patents of which Hemosol is not aware that its products may infringe. As the Company commercializes its hemoglobin-based oxygen carriers and as competitors commercialize other hemoglobin replacement products in the future, the possibility of patent infringement claims against the Company may increase.

           If the Company loses a patent infringement lawsuit, it could be required to pay substantial monetary damages. Moreover, the Company could be prevented from selling its products unless it can obtain a license to use technology or ideas covered by any such patent or are able to redesign Hemosol's products to avoid infringement. A license may not be available at all or on terms acceptable to the Company, or the Company may not be able to redesign Hemosol's products to avoid any infringement. Modification of Hemosol's products or development of new products could require the Company to conduct additional clinical trials and to revise its filings with health regulatory agencies, which could be time-consuming and expensive. The Company will be materially harmed if it is unable to successfully defend any infringement litigation relating to these patents or is unable to obtain any required license or sublicense to these patents. In addition, the costs and time commitments involved in litigation could harm Hemosol's business.

IF THE COMPANY IS UNABLE TO DEVELOP NEW PRODUCTS TO KEEP PACE WITH TECHNOLOGICAL DEVELOPMENTS IN THE BIOMEDICAL FIELD, ITS REVENUES MAY BE ADVERSELY AFFECTED.

           The biomedical field, which is the market for Hemosol's products, is characterized by rapid technological change, new and improved product introductions, changes in regulatory requirements and evolving industry standards.

           Although the Company is currently developing a new series of products based on research and development activities conducted to date, the Company may not be successful in developing or introducing to the market these or any other new products or technology. If the Company fails to develop and deploy new products on a successful and timely basis, the Company may become non-competitive and unable to recoup the research and development and other expenses incurred to develop and test new products.

THE COMPANY HAS A HISTORY OF LOSSES AND EXPECTS FUTURE LOSSES.

           The Company has had losses from operations for each fiscal year since its inception. The Company expects to continue to incur losses from operations until it is able to commercialize HEMOLINK and/or products developed under its strategic alliance with ProMetic. While the Company also continues to advance a number of initiatives to generate revenue in the near-term through the provision of manufacturing services at the Meadowpine Facility to third parties in the life sciences sector, Hemosol expects net cash outflows and operating and net losses to increase for the near term. If Hemosol's products under development are not commercially viable, it may never achieve profitability. Even if Hemosol achieves profitability, it may not be able to sustain or increase profitability on an ongoing basis.

HEMOSOL'S PROFITABILITY WILL BE AFFECTED IF IT EXPERIENCES PRODUCT LIABILITY CLAIMS IN EXCESS OF ITS INSURANCE COVERAGE.

           The testing and marketing of medical products, even after regulatory approval, has an inherent risk of product liability. The Company maintains product liability insurance coverage in the total amount of $20 million relating to Phase I, II, and III clinical trials. The Company intends to obtain more extensive coverage as the development of its products progresses. Hemosol's profitability would be adversely affected by a successful product liability claim in excess of its insurance coverage. The Company cannot guarantee that product liability insurance will be available in the future or be available on reasonable terms.

THE HEMOGLOBIN THE COMPANY OBTAINS FOR ITS PRODUCTS COULD CONTAIN INFECTIOUS AGENTS.

           Any product derived from human blood, notwithstanding the rigorous testing procedures now used for the selection of donor blood, can conceivably carry infectious agents, known or as yet unknown, that were present in the source blood. In the manufacture of HEMOLINK, the procedure by which the hemoglobin is purified includes a sequence of validated steps to remove or inactivate viral and other potentially infectious material. While the Company is confident that its process has achieved the highest standard of purity, there is a theoretical and remote risk that an infectious agent could remain in the product or resist these stringent procedures. If the red blood cells Hemosol obtains contain infectious agents, it could result in a loss of, or a delay in, the commercialization of HEMOLINK. Such defects could cause adverse publicity, damage Hemosol's reputation and impair its ability to market its products. In addition, the Company may be subject to significant liability claims.


RISKS ASSOCIATED WITH THE STRATEGIC ALLIANCE WITH PROMETIC

FULL IMPLEMENTATION OF THE STRATEGIC ALLIANCE IS SUBJECT TO THE EXECUTION OF DEFINITIVE AGREEMENTS.

           On December 3, 2003, Hemosol and ProMetic executed the ProMetic MOU which detailed the principal commercial terms of a strategic alliance between the parties as well as the agreement in principle of the American Red Cross for the supply of raw materials to Hemosol and the purchase from Hemosol of specific therapeutic products isolated using the Cascade (see "Recent Developments - Strategic Alliance with ProMetic"). Pursuant to the ProMetic MOU, Hemosol and ProMetic have committed to using their best commercial efforts to negotiate and execute all definitive agreements necessary to fully implement this strategic alliance by the mid-January 2004. The execution of the ProMetic MOU also triggered the commencement of negotiations between Hemosol and the American Red Cross with respect to setting the terms of the definitive supply and purchase agreement. There is a risk that the parties will be unable to conclude negotiations in a manner that is mutually agreeable and, as a result, be unable to arrive at terms for the definitive agreements that are required to fully implement the strategic alliance with ProMetic.

THE CASCADE HAS NOT BEEN IMPLEMENTED AT THE COMMERCIAL SCALE ENVISIONED BY THE PROMETIC MOU.

           Hemosol is the first licensee of the Cascade and will be the first party to attempt to implement the technology on a large commercial scale. The principal process and technology of the Cascade is comprised of a series of discrete steps that have been optimized and aggregated into a unique sequence. Most of the individual steps of the Cascade have, on a stand-alone basis, demonstrated the ability to produce the product yields and purity required to achieve the commercial goals described in the ProMetic MOU. The ability of the Cascade as a whole, however, is unproven on a commercial scale. The Company has conducted significant scientific and technical analysis of the Cascade and believes that it can cost-effectively and profitably implement the Cascade on a commercial scale to successfully achieve the commercial goals described in the ProMetic MOU. However, there is no assurance that the Company will be able to do so.

RISKS ASSOCIATED WITH THE COMMERCIALIZATION OF THE COMPANY'S PRODUCTS

THE COMPANY IS DEPENDENT ON SUBSTANTIAL WORKING CAPITAL FOR THE SUCCESSFUL COMMERCIALIZATION OF ITS PRODUCTS.

           The Company requires substantial working capital to properly develop, manufacture and sell its products. The Company believes that, following the proactive steps taken in April 2003 to reduce cash burn, its current cash resources, together with the proceeds from the Offering, will be sufficient to fund its anticipated operating and capital expenditures through June 2004, at which point the Company will require additional financing. Hemosol's planned cash requirements may vary materially in response to a number of factors, including:

          o the cost of conducting all required non-clinical analysis with the objective of getting HEMOLINK cleared for further clinical development;

          o    research and development and clinical trial results generally;

          o the achievement of key milestones associated with the strategic alliance with ProMetic;

          o    changes in any aspect of the regulatory process; and

          o delays in obtaining all requisite regulatory approvals for the Company's products and Meadowpine Facility.

           Hemosol's capital-raising efforts could involve the issuance and sale of additional common shares and/or the sale of some of its assets. The Company may not be able to raise any debt or equity financing if and when it is needed. If any required financing is not available, Hemosol's ability to continue as a going concern will be in substantial doubt.

THE COMPANY HAS LIMITED MANUFACTURING CAPABILITIES AND LIMITED FINANCIAL RESOURCES, WHICH COULD ADVERSELY IMPACT ITS ABILITY TO COMMERCIALIZE HEMOLINK.

           To date, the Company has carried out Hemosol's production activities only on research and pilot scales. In order to commercialize HEMOLINK successfully, the Company must be able to manufacture HEMOLINK in commercial quantities, in compliance with regulatory requirements, at acceptable costs and in a timely manner. In an effort to significantly shorten the time to profitable commercialization of HEMOLINK, the Company built the Meadowpine Facility with an annual capacity of 300,000 units, in anticipation of regulatory approvals. In light of the recent cessation of clinical trial activity and the refocusing of the Meadowpine Facility pursuant to the Company's strategy to seize commercial opportunities presented by the strategic alliance with ProMetic and by providing manufacturing services, production of HEMOLINK at a large commercial scale may require the use of third party manufacturing facilities in addition to the Company's own manufacturing facilities. Such facilities may not be available within the timeline contemplated by the Company for the effective commercialization of HEMOLINK or such facilities as well as the Meadowpine Facility may require investment by Hemosol to install additional specialized manufacturing equipment to permit the production of HEMOLINK in parallel with the activities contemplated under the ProMetic MOU. Any facility will also have to be approved by regulators in the various jurisdictions in which Hemosol seeks marketing approval for HEMOLINK.

           The resumption of clinical trial activity related to the commercialization of HEMOLINK will be dependant on the outcome of discussions with the relevant regulatory agencies, the Company's ability to secure adequate financial resources and/or the Company's ability to enter into a strategic partnership with a third party that will contribute a portion of the development, regulatory, commercialization and marketing resources and costs that may be required.

EVEN IF THE COMPANY OBTAINS REGULATORY APPROVALS TO MARKET HEMOLINK, THE COMPANY WILL BE SUBJECT TO STRINGENT, ONGOING GOVERNMENT REGULATION AND PLANT INSPECTIONS, WHICH COULD CAUSE UNEXPECTED DELAYS IN THE MANUFACTURE, MARKETING AND SALE OF HEMOLINK.

           In order to seek regulatory approval for the marketing and sale of its products, Hemosol must first successfully complete both pre-clinical studies and clinical trials. These studies and trials must demonstrate that the products are safe and effective for the clinical use for which approval is sought. Even if regulatory authorities approve HEMOLINK, its manufacture, marketing and sale will be subject to ongoing regulation, including inspection and market surveillance for compliance with Good Manufacturing Practice regulations in Canada and other jurisdictions. Any enforcement action resulting from Hemosol's failure to comply with these requirements could adversely affect the manufacture and marketing of HEMOLINK. In addition, regulatory authorities could withdraw a previously approved product from the market upon receipt of newly discovered information and/or require additional, and potentially expensive, studies in areas outside existing approved indications. Adverse results from, or unanticipated delays in, clinical trials or failure to receive the appropriate regulatory approvals could adversely impact Hemosol's business. Unanticipated changes in existing regulations or the adoption of new regulations could adversely affect the manufacture and marketing of Hemosol's products. Ongoing government regulation and plant inspections could cause unexpected delays and adversely impact Hemosol's business. Failure to comply with applicable regulatory requirements may also result in criminal prosecution, civil penalties, recall or seizure of products, or partial or total suspension of production.

THE COMPANY MAY NOT BE ABLE TO MARKET OR DISTRIBUTE HEMOLINK EFFECTIVELY.

           Hemosol's success will also depend on its ability to market and distribute HEMOLINK effectively. However, the Company does not yet have in place the sales force and other distribution arrangements required to market HEMOLINK effectively, and the Company has no experience in commercial sales. In addition, HEMOLINK's commercial success will depend on its acceptance by the medical community and third-party medical insurers as clinically useful, cost-effective and safe.

RISKS ASSOCIATED WITH REGULATORY APPROVAL REQUIREMENTS

FAILURE TO OBTAIN NECESSARY REGULATORY APPROVALS TO COMMERCIALIZE HEMOLINK OR ANY SIGNIFICANT DELAY IN OBTAINING THESE APPROVALS WOULD HARM HEMOSOL'S BUSINESS.

           On March 13, 2003, based on the recommendation of the DSMB, the Company elected to review safety data prior to continuing enrolment in Hemosol's cardiac trial. This trial involves the use of HEMOLINK in patients undergoing cardiac bypass grafting surgery. The DSMB's recommendation was based on an observation of an imbalance in the incidence of certain adverse events between the HEMOLINK and control groups reflective of myocardial infarctions. This observation from the cardiac trial interim data may be due to any number of reasons including variables in the patient population. As a precaution, the Company has also voluntarily suspended enrolment in its Phase II clinical study involving the use of HEMOLINK in patients undergoing orthopaedic surgery. In June 2003, the Company completed an internal review which confirmed the observations of the DSMB of an imbalance of certain adverse events reflective of myocardial infarctions between the HEMOLINK and control groups and the Company elected to terminate the study early in order to conduct a full safety analysis. That analysis is continuing and the Company's objective is to establish an agreement with the FDA in the fourth quarter of 2004 for a clinical path for HEMOLINK.

           Upon the successful conclusion of all requisite clinical trial activity, the Company's ability to ultimately commercialize HEMOLINK is subject to regulatory approvals. The Company intends to market HEMOLINK in the US, Europe and other international markets and will require separate regulatory approval from each jurisdiction. If the Company does not receive the appropriate regulatory approvals, it will not be able to market or sell HEMOLINK, and Hemosol's business will be adversely affected. Regulatory authorities also require separate approval for each additional proposed indication for the use of HEMOLINK. The Company cannot guarantee that the regulatory authorities will approve HEMOLINK for each indication proposed.

REGULATORY APPROVALS ARE REQUIRED FOR THERAPEUTIC PROTEIN PRODUCTS.

           The commercialization of all plasma-based therapeutic protein products produced using the Cascade will require the receipt of regulatory approvals for each discrete product. In circumstances where Hemosol uses the Cascade to produce products that are already licensed in a given market, the requisite approval process should be abridged as compared to the approval process required for a novel product such as HEMOLINK. Under this abridged scenario, Hemosol, or the party for whom Hemosol is manufacturing the product under contract, will be required to undertake clinical trials to demonstrate that the given product is the "bio-equivalent" (i.e. displays the same or superior key therapeutic and safety qualities) as the licensed product it seeks to compete against. Where Hemosol seeks to commercialize a novel product which does not have a licensed equivalent, a full scale clinical trial and approval process, similar to that for HEMOLINK, will be required. If the Company does not receive the appropriate regulatory approvals, it will not be able to market or sell these products, and Hemosol's business will be adversely affected. Regulatory authorities also require separate approval for each additional proposed indication for the use of such products. The Company cannot guarantee that the regulatory authorities will approve any of the therapeutic products for the indications proposed.

THE COMPANY MAY BE UNABLE TO DEVELOP AND MAINTAIN ADEQUATE SOURCES OF (I) HEMOGLOBIN TO MEET DEMAND FOR HEMOLINK AND (II) PLASMA TO MEET THE DEMAND FOR THERAPEUTIC PROTEIN PRODUCTS.

           Hemoglobin

           Although the Company expects to be able to purchase sufficient quantities of human red blood cells to support the early stages of HEMOLINK's commercialization, it will need to develop other sources of hemoglobin if its source of supply is disrupted or if the market demand for HEMOLINK is greater than anticipated. The Company is advancing proprietary cell expansion technology for the purpose of developing an additional or alternative supply of hemoglobin from cells grown outside the body. However, Hemosol's cell expansion technology is still in the early stages of development.

           The Company utilizes a number of other raw materials and components that are currently provided by sole sourced suppliers. Hemosol will need to identify and qualify alternative backup sources for these components and/or identify other actions to ensure continuous supply of key materials.

           Plasma

           The commercial activity contemplated under the ProMetic MOU calls for the discovery, development and manufacture of therapeutic and non-therapeutic products derived from human blood plasma. Plasma is one of several key products that are supplied through the donation of blood at blood collection centers. Following collection, plasma can be purchased in bulk quantities from a variety of suppliers including the American Red Cross, on a global basis. The ProMetic MOU includes the agreement in principle of the American Red Cross to supply the requisite raw materials to Hemosol and Hemosol is also permitted to source and purchase plasma from the supplier(s) of its choice on a worldwide basis. As such, Hemosol expects to be able to purchase sufficient quantities of human plasma to support the commercialization of the products it seeks to produce with the Cascade. However, Hemosol may need to develop alternative sources of plasma if its primary supplier(s) are unable to meet the Company's requirements.

                   CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

           In the opinion of Davies Ward Phillips & Vineberg LLP, counsel to the Company, and Aird & Berlis LLP, counsel to the Agents, the following is a summary of the principal Canadian federal income tax considerations generally applicable to holders of Special Warrants who upon exercise of Special Warrants acquire Common Shares and Warrants and who, for purposes of the Income Tax Act (Canada) (the "Tax Act") and at all relevant times, are resident in Canada, hold such Special Warrants, Common Shares and Warrants as capital property, are not affiliated with the Company and deal with the Company at arm's length. Generally, the Special Warrants, Common Shares and Warrants will be considered to be capital property to a holder provided the holder does not hold such securities in the course of carrying on a business and has not acquired them in a transaction or transactions considered to be an adventure in the nature of trade. Certain holders whose Common Shares do not otherwise qualify as capital property may make, in certain circumstances, the irrevocable election under subsection 39(4) of the Tax Act to have such Common Shares and every "Canadian security" (as defined in the Tax Act) owned by such holder in the taxation year of the election, and in all subsequent taxation years, deemed to be capital property.

           The Tax Act contains provisions, commonly referred to as the "mark-to-market rules", applicable to securities held by certain financial institutions, registered securities dealers and corporations controlled by one or more of the foregoing. This summary does not take into account these mark-to-market rules and, accordingly, holders that are "financial institutions" (as defined in the Tax Act for purposes of these rules) should consult their own tax advisors.

           This summary is based on the current provisions of the Tax Act and the regulations thereunder, all specific proposals to amend the Tax Act and the regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof, and counsel's understanding of the current administrative practices of the Canada Customs and Revenue Agency ("CCRA"). This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the federal income tax considerations discussed herein.

           THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER OF SPECIAL WARRANTS. CONSEQUENTLY, HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS FOR ADVICE WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.


EXERCISE OF SPECIAL WARRANTS

           No gain or loss will be realized by a holder upon the exercise or deemed exercise of a Special Warrant. The $0.75 cost to a holder of a Special Warrant must be allocated by the holder and the Company on a reasonable basis upon exercise between the Common Share and the one-half of a Warrant thereby issued in order to determine their respective costs for purposes of the Tax Act. For its purposes, the Company intends to allocate $0.70 to the Common Share and $0.05 to the one-half of a Warrant to be issued upon the exercise of a Special Warrant. Although the Company believes this allocation is reasonable, it will not be binding upon the CCRA.

EXERCISE OF WARRANTS

           No gain or loss will be realized by a holder upon the exercise of a Warrant. The cost to the holder of each Common Share acquired upon the exercise of a Warrant will be the aggregate of the holder's adjusted cost base of the Warrant immediately before the exercise thereof and the price paid for the Common Share so acquired. The cost of each Common Share acquired upon the exercise of a Warrant must then be averaged with the adjusted cost base of all other Common Shares held by the holder as capital property for purposes of subsequently computing the adjusted cost base of each Common Share of the holder.


DISPOSITION OF WARRANTS

           A holder who disposes of or is deemed to dispose of a Warrant, including upon expiry of a Warrant (but otherwise than by exercise of the Warrant), will generally realize a capital gain (or a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Warrant to the holder. A holder whose unexercised Warrant expires will generally realize a capital loss equal to the adjusted cost base to the holder of the Warrant at the time of expiry.


DIVIDENDS ON COMMON SHARES

           Dividends received or deemed to be received on Common Shares by an individual will be included in computing the individual's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received by an individual from a taxable Canadian corporation. Taxable dividends received by an individual may give rise to alternative minimum tax under the Tax Act, depending upon the individual's circumstances.

           Dividends received or deemed to be received on Common Shares by a corporation will be included in computing the corporation's income and will generally be deductible in computing the taxable income of the corporation. A holder of Common Shares that is a "private corporation" or a "subject corporation" (as defined in the Tax Act) may be liable to pay a refundable tax under Part IV of the Tax Act equal to 33% of the amount of the dividends received on the Common Shares to the extent such dividends are deductible in computing the corporation's taxable income.


DISPOSITION OF COMMON SHARES

           A holder who disposes of or is deemed to dispose of Common Shares will generally realize a capital gain (or a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Common Shares to the holder.


TREATMENT OF CAPITAL GAINS AND CAPITAL LOSSES

           One-half of any capital gain (a "taxable capital gain") realized by a holder in a taxation year must be included in the holder's income in that year and one-half of any capital loss (an "allowable capital loss") realized by a holder in a taxation year will be deducted from the holder's taxable capital gains in that year. Allowable capital losses in excess of taxable capital gains generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent year against net taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act.

           Capital gains realized by an individual may give rise to a liability for minimum tax under the Tax Act. A holder that is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable for an additional refundable tax of 6K% on certain investment income, including taxable capital gains.


                     AUDITORS, REGISTRAR AND TRANSFER AGENT

           The auditors of the Company are Ernst & Young LLP, Ernst & Young Tower, Toronto-Dominion Centre, 222 Bay Street, Toronto, Ontario M5K 1J7.

           The registrar and transfer agent for the Common Shares in Canada and the trustee for the Special Warrants and Warrants is Computershare Trust Company of Canada at its principal office located at 100 University Avenue, Toronto, Ontario M5J 2Y1.


                                  LEGAL MATTERS

           Certain legal matters relating to this offering will be passed upon on behalf of the Company by Davies Ward Phillips & Vineberg LLP, and on behalf of the Agents by Aird & Berlis LLP. At the date hereof, partners and associates of each of Davies Ward Phillips & Vineberg LLP and Aird & Berlis LLP own beneficially, directly or indirectly, less than 1% of the securities of the Company.


                          PURCHASERS' STATUTORY RIGHTS

           Securities legislation in the Provinces of Ontario and Alberta provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt, or deemed receipt, of a prospectus and any amendment. The securities legislation further provides a purchaser with remedies for rescission or damages where the prospectus, including any document incorporated by reference, and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.


                          CONTRACTUAL RIGHTS OF ACTION

           In the event that a holder of Special Warrants, who acquires Common Shares and Warrants upon the exercise of the Special Warrants as provided for in this short form prospectus, is or becomes entitled under applicable securities legislation to the remedy of rescission by reason of this short form prospectus or any amendment thereto containing a misrepresentation, such holder shall be entitled to rescission not only of the holder's exercise of its Special Warrants but also of the private placement transaction pursuant to which the Special Warrants were initially acquired, and shall be entitled in connection with such rescission to a full refund of all of the consideration paid to the Company on the acquisition of the Special Warrants. In the event that such holder is a permitted assignee of the interest of the original Special Warrant subscriber, such permitted assignee shall be entitled to exercise the rights of rescission and refund granted hereunder as if such permitted assignee was such original subscriber. The foregoing is in addition to any other right or remedy available to a holder of Special Warrants under section 130 of the Securities Act (Ontario) and section 203 of the Securities Act (Alberta) or otherwise at law.

                           CERTIFICATE OF THE COMPANY

Dated:  January 13, 2004

           This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of Ontario and Alberta.



                              /s/ LEE HARTWELL

                      President and Chief Executive Officer
                           and Chief Financial Officer


                       On behalf of the Board of Directors

 /s/ EDWARD K. RYGIEL                           /s/   EDWARD E. MCCORMACK

      Director                                             Director

                            CERTIFICATE OF THE AGENTS

Dated: January 13, 2004

           To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of Ontario and Alberta.



                      LOEWEN, ONDAATJE, MCCUTCHEON LIMITED

                          By: /s/ CAMERON T. DUFF


                        VENGATE CAPITAL PARTNERS COMPANY

                           By: /s/ NITIN KAUSHAL

                                AUDITORS' CONSENT

           We have read the short form prospectus of Hemosol Inc. (the "Company") dated January 13, 2004 relating to the offering of up to 7,841,800 common shares of the Company and up to 3,920,900 common share purchase warrants of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

           We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2002 and December 31, 2001 and the consolidated statements of loss and deficit and cash flows for each of the years in the two-year period ended December 31, 2002. Our report is dated March 13, 2003.





 Toronto, Canada                               /s/   Ernst & Young LLP
 January 13, 2004                                   Chartered Accountants

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    HEMOSOL INC.



Date:      January 16, 2004         By:       /s/ Lee D. Hartwell
                                       -----------------------------------------
                                       Name:  Lee D. Hartwell
                                       Title: President and Chief Executive
                                              Officer